ACREX VENTURES LTD.

Suite 1400 – 570 Granville Street, Vancouver, B.C.  V6C 3P1

Tel:  (604) 618-1758     Fax:  (604) 687-4212

News Release

May 10, 2007

Symbol “AKV”: TSX Venture Exchange

SEC Form 20F Registration CIK:  1194506

Symbol “AXVEF”: OTC BB

ACREX REPORTS MICHAUD JOINT VENTURE ASSAY RESULTS

Acrex Ventures Ltd. (“Acrex”) and Moneta Porcupine Mines Inc. (“Moneta”) are pleased to report preliminary results from the Michaud Joint Venture (the “Joint Venture”) drill program conducted in February and March 2007.  The program consisted of five drill holes totaling 1,426 metres completed primarily on the Dyment 3 property acquired by the Joint Venture in early 2007.

The holes were located 2.5 kilometres along strike to the west of the 55 Zone.  In 2005 drilling on the 55 Zone in this same geologic setting intersected multiple zones of gold mineralization with exceptional intersections noted in four holes: 11.23 g/t gold over 1.70 metres in hole MA-05-27, 5.81 g/t gold over 7.40 metres in hole MA-05-30, 10.90 g/t gold over 2.00 metres in hole MA-05-31, and 9.04 g/t gold over 5.90 metres in hole MA-05-32, all over drilled widths.

The current program’s assay results, shown in the following table, continued to confirm the pervasive nature of gold mineralization in the Timiskaming sediments in contact with ultramafic volcanics immediately south of the Destor-Porcupine Fault Zone (the “Destor”).  This geological setting hosts several nearby discoveries including Moneta’s inferred 624,500 ounce Southwest Zone, the Joint Venture’s “55” and Western Zones, and Newmont Mining Windjammer South.

.

DDH	From (metres)	To (metres)	Width (metres)	Gold (g/t)

MA07-35X	85.7	88.4	2.7	1.04
Including	85.7	86.4	0.7	2.08
	102.9	103.9	1.0	2.18
	117.4	117.6	0.2	2.73
	123.1	123.5	0.4	5.04
	129.3	130.0	0.7	2.10
	206.0	209.2	3.2	1.06
Including	206.0	206.6	0.6	3.12
MA07-39	160.7	161.6	0.9	1.29
	167.6	168.3	0.9	1.79
	262.9	263.7	0.8	1.31

MA07-40	164.6	165.1	0.5	1.43

MA07-41	95.1	96.6	1.5	4.70
	176.3	176.6	0.3	2.01
	187.0	187.7	0.7	1.19

MA07-42	181.00	182.00	1.0	1.50
	310.90	311.80	0.90	1.30
	335.50	335.97	0.47	4.69

The Dyment 3 drill holes were spaced approximately 60 metres apart along the strike of the ultramafic contact, and drill collars were staggered to intersect the targeted sedimentary corridor at depths ranging from approximately 75 to 200 metres.  The results reported above reflect quartz and quartz-carbonate veins and stringers of varying widths and orientations, often hosted within larger alteration zones with elevated gold values in the range of 0.25 to 0.50 grams per tonne (g/t).

Core samples were split with one-half of the core retained in storage.  The other half of the core was sent to Swastika Laboratories in Swastika, Ontario, near Kirkland Lake, for sample preparation and assaying using a standard 30 gram fire assay technique.  For quality control purposes, sample batches included a series of blanks and standards, and up to 15% of the samples were run as duplicates at a different assay laboratory.

Dyment 3 consists of three claim units west-southwest of the “55 Zone” in Michaud Township and is under option by the Joint Venture from St Andrew Goldfields Ltd. requiring expenditures of $150,000 over the four years ending September 2008 to earn a 75% interest.  The recent program brought total expenditures on Dyment 3 to approximately $160,000 which completes the option.

Future Joint Venture drilling is planned for the area west of the current drilling between Dyment 3 and the Western Zone, and to the east to evaluate the potential down-dip extension of the 55 Zone.

The Michaud Joint Venture was formed in December 2004 by Moneta and Acrex to continue exploration on a group of 65 claim units after Acrex completed a $1,000,000 expenditure to earn a 50% interest in the claim group.  The claim group includes the previously discovered 55 Zone and the Western Zone.

Rainer Skeries, P.Geo., is the Qualified Person for the purposes of National Instrument 43-101.

FOR FURTHER INFORMATION PLEASE CONTACT:

Investor Relations -

Tel:   604-618-1758

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Fax:  604-687-4212

website:  www.acrexventures.com

ACREX VENTURES LTD.

Per:

T.J. Malcolm Powell,

President

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